Exhibit 99.1

Anaplan, Inc.

50 Hawthorne Street

San Francisco, California 94105

September 6, 2018

Ladies and Gentlemen:

Anaplan, Inc. (the “Company”) has requested that Nucleus Research, Inc. (“Nucleus”) execute this letter in connection with a proposed public offering of the Company’s securities (the “Offering”). In connection with the Offering, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission and will conduct a roadshow (the “Roadshow”). In response to such request, please be advised as follows:

1.	Nucleus consents to the use and reference to Nucleus’s name and to the report commissioned by the Company entitled TAM Analysis – Connected Planning dated August 2018.

2.

Nucleus consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement and the presentation accompanying the Roadshow. In granting such consent, Nucleus represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

NUCLEUS RESEARCH, INC.

By:	/s/Rebecca Wettemann
Name: Rebecca Wettemann
Title: Vice President, Research

Exhibit A

Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by current market research studies because we are also disrupting numerous manual processes and tools traditionally used in enterprise planning. According to a study that we commissioned from Nucleus Research, Inc., a market research services firm, there are approximately 72 million workers worldwide who are potential users of our platform.